Exhibit (h.12)

AMENDMENT 10

This amendment (the “Amendment”) between the parties signing below (the “Parties”) amends the Existing Agreement as of March 1, 2023:

Term	Means
“Existing Agreement”	The Administration, Bookkeeping and Pricing Services Agreement between SS&C and the Fund dated August 13, 2008, as amended
“Liquidity Addendum”	The Liquidity Risk Management Addendum to the Existing Agreement between SS&C and the Fund dated March 1, 2019
“Modernization Addendum”	The Report Modernization Addendum to the Existing Agreement between SS&C and the Fund dated May 1, 2018, as amended
“Fee Letter”	The Confidential Fee Letter between SS&C and the Fund related to the Existing Agreement, dated March 1, 2023, as amended
“SS&C”	ALPS Fund Services, Inc.
“Portfolios”	Heartland Value Fund Heartland Value Plus Fund Heartland Mid Cap Value Fund
“Fund”	Heartland Group, Inc.

Except as amended hereby, all terms of the Existing Agreement remain in full force and effect. This Amendment includes the amendments in Schedule A and general terms in Schedule B.

IN WITNESS WHEREOF, the Parties have executed this Amendment by their duly authorized representatives.

ALPS Fund Services, Inc.		Heartland Group, Inc.

By:	/s/ Kenneth Fullerton	By:	/s/ Nicole Best

Name:	Kenneth Fullerton	Name:	Nicole Best

Title:	Authorized Representative	Title:	VP, Treasurer, and PAO

Heartland Admin Agreement Amendment No. 10

Schedule A to this Amendment

Amendments

Effective as of the Amendment Effective Date, the Existing Agreement is amended as follows:

1.	All references to “Appendix C” shall be replaced with “Fee Letter.”

2.	Appendix C is deleted in its entirety.

3.	All references to “Appendix II” in the Liquidity Addendum shall be replaced with “Fee Letter.”

4.	Appendix II of the Liquidity Addendum is deleted in its entirety.

5.	All references to “Appendix II” in the Modernization Addendum shall be replaced with “Fee Letter.”

6.	Appendix II of the Modernization Addendum is deleted in its entirety.

Schedule B to this Amendment

General Terms

1.	Capitalized terms not defined herein shall have the meanings given to them in the Existing Agreement.

2.	The Parties’ duties and obligations are governed by and limited to the express terms and conditions of this Amendment, and shall not be modified, supplemented, amended or interpreted in accordance with, any industry custom or practice, or any internal policies or procedures of any Party. This Amendment (including any attachments, schedules and addenda hereto), along with the Existing Agreement, as amended, contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes all previous communications, representations, understandings and agreements, either oral or written, between the Parties with respect thereto.

3.	This Amendment may be executed in counterparts, each of which when so executed will be deemed to be an original. Such counterparts together will constitute one agreement. Signatures may be exchanged via facsimile or electronic mail and signatures so exchanged shall be binding to the same extent as if original signatures were exchanged.

4.	This Amendment and any dispute or claim arising out of or in connection with it, its subject matter or its formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the laws of the same jurisdiction as the Existing Agreement.